Exhibit 23.1










The Board of Directors and Stockholders
Viatel, Inc.:


We consent to incorporation by reference in the registration statement No. 333-15155 on Form S-8 and in the registration statement No. 333-16671 on Form S-8 of Viatel, Inc. of our report dated March 4, 1998, except as to note 13(c) which is as of March 18, 1998, relating to the consolidated balance sheets of Viatel, Inc. and Subsidiaries as of December 31, 1996 and 1997 and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the three-year period ended December 31, 1997, and the related schedule, which appears in the December 31, 1997 annual report on Form 10-K of Viatel, Inc.


                                   /s/ KPMG PEAT MARWICK LLP


New York, New York
March 27, 1998